MINEFINDERS

CORPORATION LTD.

Suite 2288-1177 West Hastings St.

Vancouver, B.C. V6E 2K3

Tel. (604) 687-6263

Listed on the TSE symbol: MFL

Fax (604) 687-6267

Traded on AMEX symbol: MFN

website: www.minefinders.com

N E W S   R E L E A S E

May 13, 2003

Drilling to begin on Minefinders Northern Sonora Properties

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report inception of a multi-target drilling program within Minefinders 100% owned Northern Sonora property holdings.

The proposed drilling will test five separate projects located within Minefinders Northern Sonora concessions.  The program will involve resource expansion at the La Bolsa project, follow up and first time drill testing of five zones at the El Malacate project and first time drill testing of the La Dura, Alcaparroso and Agua Caliente projects.  A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes.

The program will begin at El Malacate where drill roads and permitting are in place and move west to La Dura and La Bolsa.  Initially a buggy mounted reverse circulation rig will be utilized for testing of the El Malacate and La Dura projects.  As the program moves to La Bolsa a core rig will be added to assist with infill drilling of the existing resource and exploration expansion.  A n additional truck mounted reverse circulation rig will be utilized for drilling at the Alcaparroso and Agua Caliente projects. Layne de Mexico, SA de CV has been contracted to complete the proposed drilling.  Permitting is currently being finalized for several projects with road construction and drilling scheduled to begin the middle of May.

Following is a brief description of each of the five projects slated for drill testing during the current program.

La Bolsa – Additional  drilling at the La Bolsa Project will attempt to expand the current resource of 208,000 ounces of gold and 2.1 million ounces of silver  defined by the 77 drill holes completed thus far. The gold-silver mineralized low angle structure at La Bolsa contains 7 million tons at an average grade of 1.0 g/t gold and 10 g/t silver at a 0.4 g/t cutoff.  Drilling in 1998  included intercepts of 3.3 meters averaging 8.6 g/t gold and 96 g/t silver and 4.3 meters averaging 10.4 g/t gold and 43 g/t silver, suggesting the presence of high grade feeders concealed below the low angle zone.  The proposed 60 to 80 hole program will test the presence of these feeders as well as extensions of the low angle mineralized zone to the south and east.

El Malacate – Drilling at the El Malacate project will focus on expanding mineralization intersected during the 2002  first phase drilling program as well as targeting several untested systems.    Nine widely space d drill holes were completed on the El Malacate project in 2002, all of which encountered wide zones of anomalous gold mineralization.

The Ahumada mineralized system saw the bulk of drilling in 2002 with individual five foot intercepts grading up to 1.7 g/t gold.  The proposed 2003 drilling will follow up  these mineralized zones along strike, down dip and where they continue under post-mineral cover.  Recent mapping and interpretation of areas of strong argillic alteration and concealed structural intersections suggest a greater potential at depth and under cover.

Drilling at Bordo Blanco will focus on the untested 1,300 meter long central portion of the zone.  In this area the anomalous system narrows to 80 – 100 meters width but displays much stronger structural preparation, stockwork vein development, and pervasive alteration.   Drilling in 2002 was limited to testing the east and west ends of this long structural zone, more than 1,000 meters apart ..

The El Ruidito target contains gold-bearing calcite-quartz veins , up to 15 meters in width that were not tested during the  2002 drill program ..  The 2003 program will test the vein at varying depths from several sites along the 600 meter strike length.   Strongly banded quartz-calcite veining, calcite replacement textures and assays up to 9.3 g/t gold from quartz vein material  indicate the potential for a high grade gold deposit at depth.

Cerro Palomino is a mineralized fossil hot-spring system that contains anomalous levels of gold and associated trace elements in silica sinter and  epithermal alteration exposed at the surface  over 2,000 meters of strike length ..  Drilling will target the 100 meter wide central and southeast portion of the zone where recent sampling has returned gold values up to 1.7 g/t over 5 meter widths.

La Dura -  Drilling will test a high-grade silver mineralized shear system with overall strike length of greater than 600 meters and widths up to  20 meters and silver grades that range up to 200 to more than 1,400 grams per tonne (6 to 42 oz/t Ag).  Drilling will test the vein system at several depths below the shallow historic al workings.

Agua Caliente – A porphyry related gold system extending for more than 1,500 meters along strike and 500 meters in width , with individual rock-chip channel samples assaying up to 3.8 g/t gold ..  Drilling will target portions of the system where higher gold grades were identified in the surface rock chip grid.

Alcaparroso  - A porphyry related copper-gold system with a core geochemical, geophysical and alteration anomaly covering an area greater than1,000 meters by 500 meters.   Assay results in the target area include up to 0.73% copper with gold values to over 1.2 g/t and highly anomalous molybdenum with other base-metals.   The overall geophysical anomaly associated with this system extends over an area of more than 3 kilometers in length by 1 kilometer in width.  Drilling will test the extent of copper enrichment and help define alteration zoning.

This  drill program will  require several months  to complete and results will be reported on an ongoing basis.

All samples, will be collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada.  Blanks and standards will be inserted into the sample stream for quality control and a second sample split  maintained on site for check assay and metallurgical testing.  Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company’s mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

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